FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of June 2002 (June 11, 2002)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibit A is a press release of The News
Corporation Limited dated June 8, 2002.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	June 11, 2002				By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
dated June 8, 2002.						6


































EXHIBIT A


For Immediate Release 				Contact: 	Andrew Butcher  1 212 852 7070
							     	Alison Clark  44 20 7782 6017

News Corporation and Vivendi Universal Sign Memorandum Of
Understanding Regarding Acquisition Of Telepiu

Proposed Agreement Would Leave News Corporation With 50%
Economic Interest In Combined Platform With 2.35 Million
Subscribers
________________________

NEW YORK, NY, June 8, 2002: News Corporation and Vivendi Universal today signed a memorandum of understanding with respect to the acquisition of the Italian pay-TV business, Telepiu, by a group of investors headed by News Corporation. The total consideration to be paid for Telepiu is 1 billion euros, of which 450 million euros will be payable in cash at closing.

In addition, there will be reimbursements of 500 million euros for certain future Italian Serie A soccer broadcast rights and for the sale of two terrestrial licenses upon completion of their sale. The agreement values Telepiu subscribers at the same price Stream subscribers were valued when Canal+ planned to buy Stream.

The agreement is subject to a number of conditions, including the completion of due diligence and regulatory approvals, and the agreement of Telecom Italia.

News Corporation will ask anti-trust authorities to approve the transaction under the same regulatory conditions imposed on the earlier proposal to sell Stream to Canal+.

As part of the agreement, all litigation between the parties, including Stream's litigation against Telepiu and Canal+'s litigation against NDS, will be postponed until the transaction closes. Upon closing, the actions will be withdrawn.

News Corporation (NYSE: NWS, NWS/A; ASX: NCP, NCPDP) had total assets as of March 31, 2002 of approximately US$42 billion and total annual revenues of approximately US$15 billion. News Corporation's diversified global operations in the United States, Canada, continental Europe, the United Kingdom, Australia, Latin America and the Pacific Basin include the production of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information about News Corporation, please visit www.newscorp.com.